PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

June 13, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attn: Mr. Jay Mumford

  Re:
  Techwell, Inc.-Registration Statement on Form S-1 (File No. 333-130965)

Ladies and Gentlemen:

        On behalf of Techwell, Inc. (the "Registrant"), we enclose for filing under the Securities Act of 1933, as amended, (the "Securities Act") Amendment No. 6 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 6 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in their letter dated June 9, 2006. Set forth below are the Registrant's responses to the Staff's comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 6 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Fee Table

  1.
  Please revise the fee table to reflect the current size of your offering.

    Response:    The requested revisions have been made. The Registrant notes that it revised Item 13 of Part II of the Registration Statement to reflect that $430 of the previously-paid registration fee will be applied to future SEC filing fees incurred by the Registrant. The Registrant did not reduce the registration fee in the table in Item 13 of Part II, because it actually incurred that cost in connection with this offering.

The Offering, page 4

  2.
  Please reconcile the numbers added on this page with the numbers added on page 77.

    Response:    The number of shares of the Registrant's common stock to be outstanding after this offering (19,945,294 shares) referenced on page 4 does not include 79,376 shares of common stock currently outstanding and subject to the Registrant's right of repurchase. As noted in the assumptions on page 4, the Registrant has excluded these shares subject to a right of repurchase in the Registration Statement, unless otherwise stated. The Registrant believes it is appropriate not to include these 79,376 shares throughout the Registration Statement because these shares are not considered outstanding in accordance with GAAP for certain purposes, which include, for example, calculation of basic earnings per share. However, in calculating beneficial ownership on page 77, the Registrant believes it is appropriate to include these 79,736 shares subject to a right of repurchase as outstanding, because the holders of these shares have a right to vote these shares even though such shares are subject to a right of repurchase. Consistent with the disclosure outlined on page 4, the Registrant notes the inclusion of these 79,376 shares on page 77 in the lead-in paragraph to the principal and selling stockholder table.

    The Registrant has revised the assumptions on pages 4 and 24 to make clear that 79,376 shares of common stock that are subject to the Registrant's right of repurchase are excluded from the number of shares of common stock to be outstanding immediately after this offering, unless otherwise stated in the Registration Statement.

Selling Stockholders, page 77

  3.
  We note your response to our prior comment 8 regarding a selling stockholder who is an affiliate of an NASD member. Please disclose whether the seller purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

    Response:    The Registrant has confirmed with Millennia 2000 Venture Capital Investment Limited Partnership, the selling stockholder who is an affiliate of an NASD member ("Millennia"), that Millennia purchased the shares from the Registrant in the ordinary course of business and at the time of the purchase of these securities to be resold, Millennia had no agreements or understanding, directly or indirectly, with any person to distribute the securities. In addition, at the time of the purchase of these securities from the Registrant, Millennia represented to the Registrant that it is an investor in securities of companies in the development stage and that it was acquiring such shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. In light of the foregoing, the Registrant respectfully submits that the NASD affiliation of Millennia is information that would not be material to prospective investors in our initial public offering, and therefore, has not added any additional disclosure to the Registration Statement. Accordingly, the Registrant confirms the seller purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

  4.
  We note from your response to comment 6 that you sold some of the offered shares after you filed your registration statement. Please provide us your detailed analysis of how it was consistent with Section 5 of the Securities Act to privately sell those shares while you they were also part of a public offering.

    Response:    The Registrant issued an aggregate of 18,125 shares of common stock to Jooyeon Lee, a former employee of the Registrant, on May 16, 2006. These shares were issued upon exercise of a stock option that was granted to Ms. Lee on November 1, 1999. Ms. Lee's employment with the Registrant was terminated on February 22, 2006. Under the terms of the option agreement with Ms. Lee, her option would terminate if Ms. Lee did not exercise her vested shares within 90 days of her termination. Ms. Lee elected to exercise the vested portion of her option on May 16, 2006.

    The Registrant issued the option to purchase common stock to Ms. Lee and issued the shares upon exercise of such option in reliance on Rule 701 of the Securities Act of 1933, as amended ("Rule 701"). At the time of the issuance of the option, Ms. Lee was an employee of the Registrant and the offer and sale of the securities was made pursuant to a written compensatory benefit plan established by the Registrant. Rule 701(f) states that offers and sales exempt under Rule 701 are deemed to be a part of a single, discrete offering and are not subject to integration with any other offers or sales, whether registered under the Act or otherwise exempt from the registration requirements of the Act. Accordingly, the Registrant submits that the issuance of the shares to Ms. Lee in reliance upon the exemption provided by Rule 701 is consistent with Section 5 of the Securities Act as such issuance should not be integrated with the registered public offering.

    The Registrant issued 25,000 shares of common stock to China Century Venture Capital Co., Ltd. ("CCVC"), a former consultant of the Registrant, on January 11, 2006. These shares were issued upon exercise of a stock option that was granted to CCVC on September 1, 1999. At the time of the issuance of the option, CCVC was performing certain consulting services for the Registrant and the sale of the securities was made pursuant to a written compensatory benefit plan established by the Registrant. The Registrant could not rely upon Rule 701 for the issuance of the option, because CCVC is not a natural person. The Registrant relied upon section 4(2) in issuing to CCVC the option and the shares upon exercise of such option.

    The Registrant respectfully submits that but for the fact that CCVC is not a natural person (as required to fall within Rule 701), the circumstances surrounding the issuance of the option and the underlying shares are substantially similar to the issuance to Ms. Lee described above and the other requirements of Rule 701. In addition, the Registrant submits that the separate offerings should not be integrated in light of the factors discussed in SEC Release No. 33-4552 (1962). The shares issued to CCVC were issued to compensate CCVC for prior services rendered during the time of the option grant. This compensation arrangement with CCVC serves a different purpose than the proposed registered public offering undertaken by the Registrant in connection with the filing of the Registration Statement, which is primarily to raise funds for those purposes disclosed in the Use of Proceeds section of the Registration Statement. In addition, although these shares were issued to CCVC recently, the original option grant occurred more than 5 years before the filing of the Registration Statement. The option gave CCVC a unilateral right to exercise the option and purchase the shares. In addition, the issuance of the shares to CCVC and the proposed registered offering is not a single plan of financing for the Registrant. As noted above, the issuance of shares to CCVC is pursuant to an option that was granted more than 5 years ago in connection with a compensation arrangement of a consultant. This is unrelated to the Registrant's proposed public offering. Accordingly, the Registrant submits that the issuance of the shares to CCVC in reliance upon the exemption provided by Section 4(2) is consistent with Section 5 of the Securities Act as such issuance should not be integrated with the registered public offering.

    The Registrant notes that on January 11, 2006 it issued 25,000 shares to another investor who is not a selling stockholder on the same terms and conditions as CCVC. This investor acquired its shares pursuant to the exercise of an option that was granted on September 1, 1999 as compensation for services. The Registrant has revised its disclosure in Part II to reflect this sale along with the sale to CCVC.

    The Registrant notes that it issued 7,000 shares of common stock to Johny Chang on January 6, 2006. Although this was prior to the filing of the Registration Statement, the Registrant notes that this issuance was also as a result of the exercise by Mr. Chang of an option to purchase common stock. The issuance of the option and the shares was made in reliance upon Rule 701.

    The Registrant notes that although Ms. Lee, CCVC, and Mr. Chang acquired shares in 2006 as described above, the shares Ms. Lee, CCVC and Mr. Chang have elected to sell were acquired on May 21, 2002, October 29, 1999 and October 27, 2005, respectively. The share Ms. Lee and Mr. Chang have elected to sell were acquired pursuant to the exercise of stock options granted in November 1999 and June 1999, respectively. The shares CVCC has elected to were acquired in October 1999.

Directed Share Program, page 91

  5.
  We will continue to evaluate your response to our prior comment 10 after you address the following:

  •
  We note that in August 2005, Mr. Kimball expressed an interest on behalf of TCV to discuss participation in the IPO. Please specifically explain what response was given to that indication of interest.

  •
  Please provide us a copy of the 2003 letter agreement.

    Response:    In response to Mr. Kimball's expressed interest on behalf of TCV in August 2005 to discuss participation in the IPO, Fumihiro Kozato, the Registrant's president and chief executive officer, responded that he was uncertain exactly how that participation might work. The Registrant's board determined that management should discuss the potential participation with its underwriters, if and when such underwriters were selected, should the Registrant elect to proceed with the initial public offering process. No further discussion took place at that time.

    The Registrant has supplementally provided to the Staff a copy of the 2003 letter agreement.

Exhibit 5

  6.
  Please reconcile the statement in the exhibit that the 825,000 over-allotment shares are included in the 2,540,225 shares being offered by Techwell with the disclosure in the prospectus that the over-allotment is in excess of the 2,540,225 shares.

    Response:    The legal opinion has been revised to clarify that an aggregate of 3,365,225 shares are being offered by the Registrant, which includes the 825,000 over-allotment shares.

  7.
  We note that the opinion is conditioned on the securities being sold in accordance with the resolutions adopted by your board of directors. Please tell us how and why those resolutions differ from the disclosures in the registration statement. If there are no differences, please tell us why the condition is necessary given that counsel has also conditioned the opinion on the sale being consistent with the registration statement.

    Response:    The Registrant notes the board resolutions do not differ from the disclosures in the registration statement. The resolutions adopted by the Board of Directors, however, require further approval from the Registrant's Pricing Committee of the Board of Directors regarding the exact number of shares to be issued, the price to be received by the Registrant, the underwriting discount per share of Common Stock, the offering price per share and other terms of sale and the final forms of the Underwriting Agreement and the Prospectus. The resolutions adopted by the Board of Directors have delegated this authority to the Pricing Committee. The condition of approval by the pricing committee, while contemplated by the description set forth in the Underwriting section of the Registration Statement, is not specifically described in the Registration Statement. As a result of the items that require final approval by the Pricing Committee in accordance with the resolutions adopted by the Board of Directors, Pillsbury Winthrop Shaw Pittman LLP notes that the opinion is conditioned on both the securities being sold in accordance with the registration statement and the resolutions of the Board of Directors.

  8.
  We note your opinion's limitation to "the General Corporation Law of the State of Delaware." Please have your counsel confirm to us in writing, and file their written confirmation as correspondence on the EDGAR system, that they concur with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws. Please see Section VIII, part 14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k.pdf.

    Response:    Pillsbury Winthrop Shaw Pittman LLP confirms that we concur with the Staff's understanding that the reference to "the General Corporation Law of the State of Delaware" in our opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decision interpreting these laws.

* * * * *

        Please note that we currently expect to request effectiveness of this Registration Statement on Tuesday, June 20, 2006 at 4:00 p.m. Eastern Time and will be sending formal acceleration request letters 48 hours in advance of such time. Accordingly, we request the Staff's prompt response to the Registration Statement and this letter and thank you in advance for your assistance.

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4754. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ JAMES J. MASETTI
James J. Masetti
cc:
The Nasdaq Stock Market, Inc.
Mr. Fumihiro Kozato
Mr. Mark Voll
Mr. Christopher Kaufman
Mr. Jorge del Calvo
Ms. Davina K. Kaile